

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 23, 2016

Via E-mail
James Barry, Ph.D.
Chief Executive Officer
InspireMD, Inc.
321 Columbus Avenue
Boston, Massachusetts 02116

**Re: InspireMD, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 21, 2016
File No. 333-210760**

Dear Dr. Barry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2016 letter.

Prospectus Cover

1. Please tell us why you deleted your disclosure regarding the assumed exercise price of the warrants.

Plan of Distribution, page 89

2. We note your response to prior comment 3. Please confirm that any securities purchased in the distribution by any affiliate or associated person of the placement agent, as well as by the placement agent itself, will be acquired solely "for investment" purposes. For guidance, see Regulation M and Q&A no. 1 in Staff Legal Bulletin No. 9, Frequently

Asked Questions Regarding Regulation M, on the Commission's Web site at: http://www.sec.gov/interps/legal/mrslb9.htm.

3.   We note your response to prior comment 4; however, please disclose all material relationships between the registrant and the underwriter without limitation to the past 180 days. See Item 508(a) of Regulation S-K. We note, for example, your disclosure on the cover of your March 16, 2016 Rule 424 filing that "Dawson James Securities, Inc. its officers and registered representatives may participate in this offering on the same terms and conditions as the investors participating in this offering;" please tell us whether Dawson James or any of its affiliates or associated persons participated in that offering in a capacity other than underwriter. Also address clearly the extent that any securities held by the underwriter may be adjusted based on the market or market price for your securities. In this regard, we note the deletion of your disclosure from the bottom of page 84 that the March 2016 placement agent warrants are identical to the March 2016 underwriter warrants.

4.   Please provide us an example demonstrating how the cashless exercise provision in exhibit 4.3 section 2(c) operates, and explain in your response the purpose and effect of excluding from the definition of "value" the common shares underlying the preferred shares included in the units.

Exhibit 5.1

5.   Please file an opinion that reflects the offering as currently disclosed in your prospectus and that addresses all securities in the fee table, including placement agent's unit purchase option and the underlying units.

6.   Please file an opinion that clarifies when the warrants "will be" binding obligations of the registrant.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
        Haynes and Boone, LLP